United States securities and exchange commission logo





                 June 12, 2023

       Erwin Haitzmann
       Chairman of the Board and Co Chief Executive Officer
       CENTURY CASINOS INC /CO/
       455 E. Pikes Peak Ave. Suite 210
       Colorado Springs, Colorado 80903

                                                        Re: CENTURY CASINOS INC
/CO/
                                                            Registration
Statement on Form S-3
                                                            Filed June 6, 2023
                                                            File No. 333-272437

       Dear Erwin Haitzmann:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan at 202-551-
       3269 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Jeffrey A. Sherman,
Esq.